# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AGRICULTURE & NATURAL SOLUTI, CIK 0001854149
CUSIP: G0131Y100
Title of class of securities: COMMON-STOCK
Address of issuer's principal executive offices: 712 Fifth Avenue, 36th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000312069-25-000146
Filed by CIK 0000312069

## Reporting persons
- Barclays PLC

## Item 1. Issuer
Name of issuer: AGRICULTURE & NATURAL SOLUTI
Address of issuer's principal executive offices: 712 Fifth Avenue, 36th Floor

## Item 2. Person Filing
Name of person filing: Barclays PLC
Address of principal business office or, if none, residence: 1 Churchill Place, London - E14 5HP
Citizenship: X0

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11

## Signatures
- Barclays PLC: Ramya Rao, Director (03/21/2025)